UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. _________)*

ACQUIRED SALES CORP.
__________________________________________________
(Name of Issuer)

Common Stock, $0.0001 par value
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(Title of Class of Securities)

00488M 10 2
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(CUSIP Number)

July 25, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  

SCHEDULE 13D

CUSIP No. 00488M 10 2
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1.            NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Gerard M. Jacobs
Tax Id: xxx-xx-xxxx
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2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
                (b) [x]
________________________________________________________________________________

3.              SEC USE ONLY
________________________________________________________________________________

4.              SOURCE OF FUNDS                                                       N/A
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)  
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6.              CITIZENSHIP OR PLACE OF ORGANIZATION

  United States
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7.              SOLE VOTING POWER                                                                    4,066,497 Shares
 NUMBER OF
 SHARES
 BE                                        _______________________________________________________
 OWNED BY
 EACH                                  8.              SHARED VOTING POWER                       0 Shares
 REPORTING
 PERSON
 WITH                                   _______________________________________________________

9.              SOLE DISPOSITIVE POWER                                                           0 Shares
_______________________________________________________

10.            SHARED DISPOSITIVE POWER                                                0 Shares
________________________________________________________________________________

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares

________________________________________________________________________________

12.              CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)     |_|

________________________________________________________________________________

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    none. ________________________________________________________________________________

14.              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                      IN
________________________________________________________________________________

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Acquired Sales Corp., a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 31 N. Suffolk Lane, Lake Forest, Illinois 60045.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) Gerard M. Jacobs
(b) 31 N. Suffolk Lane, Lake Forest, Illinois 60045
(c) Consultant, 31 N. Suffolk Lane, Lake Forest, Illinois 60045
(d) n/a
(e) n/a
(f) U.S. Citizen

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Jacobs owns no shares and no funds were used by Mr. Jacobs to acquire voting control. See Item 6 below.

 ITEM 4.    PURPOSE OF TRANSACTION.

Mr. Jacobs, through his voting power intends to cause the company to pursue one or more acquisitions of technology based companies. Except to the extent set forth above, or in any other Item hereof, Mr. Jacobs do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Schedule 13D.  However, Mr. Jacobs may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)  Mr. Jacobs does not beneficially own any of the 5,832,482 outstanding shares of the Company.

(b) Mr. Jacobs has sole voting power over 4,066,497 shares or 67% of the 5,832,482 outstanding shares of the Company and no dispositive power over any of the shares.

(c) Except as set forth in this Schedule 13D, Mr. Jacobs has effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Jacobs along with the Roberti Jacobs Family Trust u/a/d 11-11-99, Michelle Stratton, Alison Brewer, Leonard D. Hall, W. Reed Jensen, Brian Peterson, Liberty Capital LLC, Mark Peterson, Jason Carter, Kathy Carter, Kevin Cannon, Brian Williams, and Dane Christensen who together owned an aggregate of 4,066,497 shares of the Company’s outstanding common stock are parties to that Shareholders Agreement wherein Mr. Jacobs was granted irrevocable proxy and voting control over all 4,066,497 or 69.7% shares of the Company’s outstanding common stock. See the 8-K Current Report of Acquired Sales dated August 2, 2007, incorporated herein by reference and previously filed with the Securities and Exchange Commission.

Except as otherwise set forth herein, Mr. Jacobs do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2007

/s/ Gerard M. Jacobs
_____________________
Gerard M. Jacobs